Exhibit 99.1

ZIM Establishes Ship4wd™, a New Digital Freight Forwarding Company

Haifa, Israel, October 6, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) announced today the creation of a new subsidiary, Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution. Ship4wd will launch on October 18 2021.

Ship4wd will target US & Canadian small and medium-sized businesses (SMBs) importing and exporting from China, Vietnam and Israel.

Relying on ZIM’s vast experience and in-depth knowledge of the shipping industry, along with its proven track record in digital shipping, the new digital freight forwarding company will provide small and medium businesses, as well as entrepreneurs worldwide, a simple and direct solution for shipping cargo – through an advanced ‘one-stop-shop’ digital platform.

The digital service offered by Ship4wd is based on one-stop-shop service covering all aspects of the complex international shipping process. It enables customers without previous experience in cross-border shipping to manage their import and export business simply and efficiently, with live chat 24/7 expert support throughout the process.

The Ship4wd platform will offer each customer the optimal solution – either the most economic or the fastest option – according to the customer’s preferences. The platform offering consists of both sea and air shipping services up to the final destination, including land & rail transport, with associated logistic services, all backed up by a variety of professional vendors.

Headed by Carmit Hoshen-Glik, an entrepreneurial executive with vast experience in digital transportation and global freight forwarding solutions, Ship4wd is located in Herzliya, one of Israel’s main innovative startup hub.

Eli Glickman, ZIM President & CEO, said: “As a leader of the accelerating digitalization trend within the shipping industry, we are leveraging our expertise to launch an independent digital multi-function freight forwarder, consistent with our strategy of developing growth engines adjacent to our core business. Ship4wd undertakes to manage the entire logistic chain end to end, harnessing our core assets as a leading global carrier with a unique customer-centric approach to provide the optimal digital solution for the SMB segment, backed up by a wide network of vendors including ZIM. The global need for digital services via personal mobile phones and tablets is increasing, especially among small and medium businesses, and Ship4wd is the ultimate solution. We are confident that with Ship4wd’s excellent team it can become a significant player in the multi-billion dollars freight forwarding industry as it will meet a much-needed demand for its services in the market.”

Assaf Tiran, ZIM VP Global Customer Service, also heading Digital Innovation, added: “Similar to the way other groundbreaking platforms such as Airbnb in tourism and Uber in transportation have transformed their industries, we are aiming to enable everyone to be a self-shipper, by simplifying and streamlining the transfer of goods worldwide down to its essence – a ‘few clicks’ shipping solution.”

Carmit Hoshen-Glik, Ship4wd CEO, added: “We believe it’s time for international shipping to become simple, easy and trustworthy for SMBs. Our promise of unremitting reliability and support from industry professionals will offer a much-needed solution for small businesses and entrepreneurs relying on relatively small shipments for their ongoing business.”

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global, asset-light container liner shipping company with a leadership position in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services, with a reputation for industry-leading transit times, schedule reliability and service excellence.

About Ship4wd

Ship4wd is a best-in-class digital-first freight solution that gives small businesses the personal freedom, ease and control to better manage their imports and exports. With full end-to-end visibility and built-in flexibility, Ship4wd is helping businesses to progress and thrive.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding Ship4wd ability to successfully launch the freight forwarding platform to serve SMB customers, as well as ZIM’s ability to benefit from Ship4wd’s digital freight platform and develop additional growth engines adjacent to its core business. These risks and uncertainties include but are not limited to other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM’s annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of any of its respective securities.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com